Exhibit 99.1

EzFill Holdings & SaverOne Launch Pilot in Florida

to Prevent Driver Distraction in Fuel Delivery Trucks

EzFill has installed SaverOne System in a pilot program on selected fuel delivery trucks to prevent driver distraction caused by cell phones to potentially reduce the risk of accidents

MIAMI, FL, and Petah Tikvah, Israel, March 29, 2023 – EzFill Holdings, Inc. (“EzFill” or the “Company”) (NASDAQ: EZFL), a pioneer and emerging leader in the mobile fuel industry, announced a new pilot program with SaverOne 2014 Ltd. (“SaverOne”) (NASDAQ: SVRE, TASE: SVRE), an Israel-based leading technology company engaged in transportation safety systems. SaverOne has an innovative technology which prevents driver distraction caused by cell phones, by preventing a driver’s access to various apps on the device while allowing other passengers to use their devices normally.

In its first pilot trial in the United States, SaverOne has provided its technology and service to EzFill, equipping a number of EzFill’s mobile fueling trucks with the SaverOne technology. The goal of the trial is to reduce distractions from cell phone use by EzFill drivers, ultimately aiming to reduce the chances of a costly fuel truck accident.

EzFill’s Chief Executive Officer Mike McConnell, commented, “We’re excited to be able to give this unique technology its first pilot test in the United States. We’re happy to be able to participate in the testing of this new technology with the potential to drastically reduce driver distraction and the accidents that occur as a result. As we look to diversify our products and services by working with strategic partners, we see potential for this technology to be offered to our fleet customer base.”

Ori Gilboa, CEO of SaverOne, commented, “EzFill and SaverOne, as disruptive technology companies in the mobility sector, share a vision to improve transportation for all, making it more convenient and also safer. EzFill is our first pilot in the United States and represents a new and significant step in our strategy to expand our products and services internationally. We look forward to a fruitful relationship with EzFill. We hope to ultimately broaden our work with them throughout their fleet, and in a later phase, for Ezfill to distribute the SaverOne system to the fleets of their customers.”

About EzFill

EzFill is a leader in the fast-growing mobile fuel industry, with the largest market share in its home state of Florida. Its mission is to disrupt the gas station fueling model by providing consumers and businesses with the convenience, safety, and touch-free benefits of on-demand fueling services brought directly to their locations. For commercial and specialty customers, at-site delivery during downtimes enables operators to begin their daily operations with fully fueled vehicles. For more information, visit www.ezfl.com.

With the number of gas stations in the U.S. continuing to decline, corporate giants such as Shell, Exxon, GM, Bridgestone, Enterprise, and Mitsubishi have recognized the increasing shift in consumer behavior and are investing in the fast growing on-demand mobile fueling industry. As the only company to provide fuel delivery in three vertical segments - consumer, commercial, and specialty including marine, we believe EzFill is well positioned to capitalize on the growing demand for convenient and cost-efficient mobile fueling options.

Investor and Media Contact for EzFill:

Tradigital Investor Relations

John McNamara

john@tradigitalir.com

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cell phone footprint.

To learn more about the company, please visit: https://saver.one/

For the corporate video, please visit: https://saver.one/media/

SaverOne International Investor Relations Contact:

Ehud Helft

212 378 8040

saverone@ekgir.com

SaverOne Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il